JOHN HANCOCK FUNDS II

                       AMENDMENT TO SUBADVISORY AGREEMENT

                         A I M Capital Management, Inc.


     AMENDMENT  made as of  this  30th  day of  June,  2006  to the  Subadvisory
Agreement dated October 17, 2005 (the "Agreement"), as amended, between John Hancock Investment Management Services, LLC, a Delaware limited partnership (the "Adviser"), and A I M Capital Management, Inc., (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:


1.  CHANGE IN APPENDIX A

     Section 3 of the Agreement, "Compensation of Subadviser," is hereby amended:

     a. to change the compensation of the Mid Cap Core Fund as noted in Appendix A.


2.  EFECTIVE DATE

     This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Funds II, and
(ii) execution of the Amendment.

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     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC



                                                 By:   /s/ Bruce Speca

                                                 Name: Bruce Speca
                                                 Title:



                                                 A I M CAPITAL MANAGEMENT, INC.



                                                 By:   /s/ Ben A. Hock, Jr.

                                                 Name: Ben A. Hock
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                                   APPENDIX A


     The Subadviser shall serve as investment subadviser for each Portfolio of the John Hancock Funds II (the "Trust") listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate stated as a percentage of current net assets as follows (the "Subadviser Fee"):


                                  First          Excess Over
Portfolio                   $500 million         $500 million
Mid Cap Core..........


     For purposes of determining net assets or aggregate net assets, the net assets of each portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

     The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual fee rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

     If, with respect to any Portfolio, this Agreement becomes effective or terminates, or the portfolios to be included for purposes of determining aggregate net assets changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.